Creditanstalt



04046569

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Vienna, November 2004

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley e.h. Ursula Künstler

dlw 12/14


SEC MAIL
RECEIVED
PROCESSING
DEC 0 3 2004
WASH. D.C.
202
SECTION

PROCESSED
DEC 14 2004

THOMSON
FINANCIAL

Not for distribution in or into the United States, Canada or Japan

Press Release Vienna, 19 November 2004

Bank Austria Creditanstalt issues EUR 500m Floating Rate Note 2004-2011

Bank Austria Creditanstalt (BA-CA) has issued a floating rate note with a volume of EUR 500m and 7-year maturity yesterday. HVB Corporates & Markets and Lehman Brothers act as Joint Lead Managers for this benchmark transaction.

Investor interest in the issue was very high, allowing the issue to be fully placed within a very short period. The bond was primarily placed with European institutional investors.

The security was offered at a fixed reoffer price of 99.674%. It has a quarterly coupon of 3-month Euribor plus 15 bp. Its denomination is EUR 1,000. Settlement date is 30 November 2004, and the bond falls due on 30 November 2011. The Bank will apply for a listing in Luxembourg.

With this new 7-year bond Bank Austria Creditanstalt comes closer its target of building up its own benchmark curve.

Enquiries: Bank Austria Creditanstalt
Uschi Koch, International Markets
Tel. +43 (0)5 05 05-82831; e-mail: uschi.koch@ba-ca.com

Disclaimer

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Bonds to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Bonds will only be issued to such persons.

This press release is not an offer of securities for sale in the United States. The Bonds and the shares referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. There will be no public offer of the Bonds or the shares referred to herein in the United States.

Stabilisation / FSA



BA-CA kauft serbische Eksimbanka

Am Freitag, den 19.11.2004, hat die BA-CA den Kaufvertrag zum Erwerb der serbischen Eksimbanka unterzeichnet. Die Eksimbanka ist mit 144 Millionen Euro Bilanzsumme, 32 Geschäftsstellen und 60.000 Kunden die Nummer 12 am serbischen Bankenmarkt. Die BA-CA ist bereits mit der HVB Bank Serbien und Montenegro in Serbien tätig. Durch die Akquisition stärkt die BA-CA ihre Marktposition in Serbien und Montenegro und wird zur Nummer 5 mit einem Marktanteil von 5,3 Prozent.

Rückfragen: Investor Relations +43 (0) 50505 58853
IR@ba-ca.com
http://ir.ba-ca.com

BA-CA acquires Eksimbanka in Serbia

On friday, 19 November 2004, BA-CA signed the contract to acquire Eksimbanka in Serbia. With total assets of EUR 144 million, 32 offices and 60,000 customers, Eksimbanka is number 12 in the Serbian banking market. BA-CA operates in Serbia with its subsidiary HVB Bank Serbia and Montenegro already. With this acquisition, BA-CA strengthens its presence in Serbia and becomes number 5 with a market share of 5.3 percent.

Enquiries: Investor Relations +43 (0) 50505 58853
IR@ba-ca.com
http://ir.ba-ca.com

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 22 November 2004

Bank Austria Creditanstalt (BA-CA) signs agreement to acquire Eksimbanka in Serbia

- **BA-CA will take over the twelfth-largest Serbian bank with 32 offices and 60,000 customers**
- **BA-CA's market share in Serbia will increase to 5.3 per cent**

On 19 November evening, Bank Austria Creditanstalt (BA-CA) signed an agreement to purchase Eksimbanka, a Serbian bank headquartered in Belgrade. The sellers of the 58.7 per cent majority interest are the German Investment and Development Company DEG, the European Bank for Reconstruction and Development (EBRD), the investment management company Futura Investment as well as SEEF Holding (a member of the Soros Group). Due to legal requirements in Serbia, a binding, public takeover offer will be submitted to all the shareholders of Eksimbanka. "By acquiring Eksimbanka we will significantly strengthen our market position in Serbia", says Erich Hampel, CEO of Bank Austria Creditanstalt. Together with Eksimbanka, BA-CA will hold a market share of 5.3 per cent in Serbia.

The acquisition is subject to approval by all relevant authorities as well as acceptance of the public takeover offer. Details of the transaction will not be disclosed until submission of the public takeover offer, which is planned for the beginning of December 2004. The purchase price will be a double-digit figure in millions of euros. CA IB, BA-CA's investment banking arm, acted as adviser to BA-CA on this acquisition.

Eksimbanka has total assets of EUR 144 million (as at 30 September 2004) and a market share of 2.4 per cent, which makes it number 12 in the Serbian banking market. With a country-wide network of 32 offices and a total of 300 employees, the bank serves 60,000 customers. The bank was created in 1991. It was the first Serbian bank to receive capital from a number of renowned international investors. Eksimbanka has been restructured since then. Today, Eksimbanka operates an extensive and modern network of branches. The bank

focuses on small and medium-sized businesses and retail customers. The book value of total equity of Eksimbanka was EUR 15.9 million as at the end of June 2004.

BA-CA has been active in Serbia since December 2001 through its subsidiary HVB Bank Serbia and Montenegro. HVB Bank Serbia and Montenegro is currently the ninth-largest local bank, with total assets of about EUR 180 million, 125 employees, 4 branches and some 10,000 customers. It is planned to integrate HVB Bank Serbia and Montenegro and Eksimbanka by the end of 2005.

HVB Bank Serbia and Montenegro and Eksimbanka will together serve 70,000 customers via 36 branches. With combined total assets of about EUR 320 million, they will become number 5 among banks in Serbia. "The acquisition of Eksimbanka provides a strong base for our further growth in Serbia. This transaction will strongly enhance our retail business", says BA-CA CEO Erich Hampel.

Bank Austria Creditanstalt AG
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

phone+43 (0)5 05 05-58853
fax:+43 (0)5 05 05-58808
e-mail: ir@ba-ca.com
http://ir.ba-ca.com

Press release Vienna, 22 November 2004

Bank Austria Creditanstalt (BA-CA) signs agreement to acquire Eksimbanka in Serbia

- **BA-CA will take over the twelfth-largest Serbian bank with 32 offices and 60,000 customers**
- **BA-CA's market share in Serbia will increase to 5.3 per cent**

On 19 November evening, Bank Austria Creditanstalt (BA-CA) signed an agreement to purchase Eksimbanka, a Serbian bank headquartered in Belgrade. The sellers of the 58.7 per cent majority interest are the German Investment and Development Company DEG, the European Bank for Reconstruction and Development (EBRD), the investment management company Futura Investment as well as SEEF Holding (a member of the Soros Group). Due to legal requirements in Serbia, a binding, public takeover offer will be submitted to all the shareholders of Eksimbanka. "By acquiring Eksimbanka we will significantly strengthen our market position in Serbia", says Erich Hampel, CEO of Bank Austria Creditanstalt. Together with Eksimbanka, BA-CA will hold a market share of 5.3 per cent in Serbia.

The acquisition is subject to approval by all relevant authorities as well as acceptance of the public takeover offer. Details of the transaction will not be disclosed until submission of the public takeover offer, which is planned for the beginning of December 2004. The purchase price will be a double-digit figure in millions of euros. CA IB, BA-CA's investment banking arm, acted as adviser to BA-CA on this acquisition.

Eksimbanka has total assets of EUR 144 million (as at 30 September 2004) and a market share of 2.4 per cent, which makes it number 12 in the Serbian banking market. With a country-wide network of 32 offices and a total of 300 employees, the bank serves 60,000 customers. The bank was created in 1991. It was the first Serbian bank to receive capital from a number of renowned international investors. Eksimbanka has been restructured since then. Today, Eksimbanka operates an extensive and modern network of branches. The bank focuses on small and medium-sized businesses and retail customers. The book value of total equity of Eksimbanka was EUR 15.9 million as at the end of June 2004.

Bank Austria Creditanstalt AG
International Press Relations
A-1020 Vienna, Lassallestrasse 1
Postal address: P.O. Box 8.000, A-1010 Vienna, Austria

Telephone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

BA-CA has been active in Serbia since December 2001 through its subsidiary HVB Bank Serbia and Montenegro. HVB Bank Serbia and Montenegro is currently the ninth-largest local bank, with total assets of about EUR 180 million, 125 employees, 4 branches and some 10,000 customers. It is planned to integrate HVB Bank Serbia and Montenegro and Eksimbanka by the end of 2005.

HVB Bank Serbia and Montenegro and Eksimbanka will together serve 70,000 customers via 36 branches. With combined total assets of about EUR 320 million, they will become number 5 among banks in Serbia. "The acquisition of Eksimbanka provides a strong base for our further growth in Serbia. This transaction will strongly enhance our retail business", says BA-CA CEO Erich Hampel.

Within HVB Group, Bank Austria Creditanstalt is responsible for business in the markets of Central and Eastern Europe (CEE). The bank operates the leading network in the region, serving more than 4.2 million customers in 11 countries. BA-CA has won numerous awards in recognition of its CEE competence: most recently, in summer 2004, "Euromoney" and "The Banker" named Bank Austria Creditanstalt "Best Bank in CEE" and "Bank of the Year in CEE", respectively.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Edith Holzer, tel. +43 (0)50505-57126; e-mail: edith.holzer@ba-ca.com

This text is also available at www.ba-ca.com/en/presse.html.